Exhibit 99.1

For Immediate Release

RRSAT DELIVERS LIVE AND DELAYED COVERAGE OF 2013
WINTER UNIVERSIADE EVENTS TO CBS SPORTS NETWORK

Collaboration with TGVN to Deliver Coverage Reprises Successful Live
Broadcast by RRsat of 2013 Summer Universiade

Airport City Business Park, Israel – December 19, 2013 – RRsat Global Communications Network Ltd. (NASDAQ:RRST), a leading provider of comprehensive digital content management and global content distribution services to the broadcasting industry, announced today that it was again chosen as TGVN’s broadcast partner to deliver live and delayed matches from the 2013 Winter Universiade to CBS Sports Network in the US. RRsat will deliver over 35 hours of live sports event coverage for TGVN, The Global Video Network.

The Universiade is an international sporting event that aims to promote sports-related values such as friendship, fraternity, fair play, perseverance, and cooperation among students from universities worldwide. The event, which is being held for the 26th time this year, will be staged in Trentino, Italy from December 11 through December 21, 2013 and is sponsored by FISU, the International University Sports Federation.

RRsat will provide comprehensive live and tape delay HD broadcasts of 18 events via a cost-effective combination of fiber transmission and satellite feeds.

“TGVN was exceptionally pleased with RRsat’s ability to flawlessly deliver multiple simultaneous 2013 Summer Universiade games from Kazan, Russia to ESPN in HD,” said Craig Jonas, COO of TGVN. "We look forward to collaborating with RRsat again to broadcast the 2013 Winter games from Italy. RRsat’s dedication and responsiveness to the unique requirements of the Universiade together with its cost-effective, high-quality solution create a winning combination for TGVN.”

“We are thrilled to be working once again with TGVN for the delivery of the Winter Universade games to CBS Sports Network,” said Ohad Har-Lev, President of RRsat America. “It is a pleasure to provide US viewers with a window onto the athletic accomplishments and sportsmanship of university students who gather to meet and compete with their counterparts from around the world.”

Live streaming of USA team matches from the 2013 Winter Universiade can be seen here: http://www.tgvn.tv/winter-world-university-game-usa-team/

About TGVN
TGVN is a newly established, but fully distributed entertainment network owned by BTI Events, Seattle, WA. The venture leverages existing BTI Events to partner with national and international broadcast organizations for the delivery of high-quality collegiate themed programming.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to- end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite, terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Information in this press release concerning TGVN is based on information provided by TGVN and has not been independently verified by RRsat.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com